UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 8)

                              Thermo TerraTech Inc.

                                (Name of Issuer)

                     Common Stock, par value $.10 per share
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                         (Title of Class of Securities)

                                   883598-10-4
                                 (CUSIP Number)

                             Seth H. Hoogasian, Esq.
                                 General Counsel
                                 (781) 622-1000

                           Thermo Electron Corporation
                                 81 Wyman Street
                             Waltham, MA 02454-9046
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   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)


                                   May 5, 1999
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             (Date of Event which Requires Filing of this Statement)

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If the filing person has previously  filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

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


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            1              NAME OF REPORTING PERSON
                           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                           Thermo Electron Corporation
                           IRS No. 04-2209186
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            2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A
                           GROUP*

---------------------------
---------------------------
                                                                       (a) [   ]
                                                                       (b) [   ]
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            3              SEC USE ONLY
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            4              SOURCE OF FUNDS*


                           WC
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            5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
                           IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                           [   ]
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---------------------------
            6              CITIZENSHIP OR PLACE OF ORGANIZATION


                           State of Delaware
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 NUMBER OF SHARES     7    SOLE VOTING POWER
   BENEFICIALLY
  OWNED BY EACH
 REPORTING PERSON          16,638,220
       WITH
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                      8    SHARED VOTING POWER


                           0
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                      9    SOLE DISPOSITIVE POWER


                           16,638,220
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                     10    SHARED DISPOSITIVE POWER


                           0
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


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            11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                           REPORTING PERSON

                           16,638,220
---------------------------
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            12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                           EXCLUDES CERTAIN SHARES*                        [   ]
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---------------------------
            13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11


                           87.2%
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            14             TYPE OF REPORTING PERSON *

                           CO
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


      Thermo Electron Corporation hereby amends its statement on Schedule 13D relating to the shares (the "Shares") of common stock, par value $.10 per share, of Thermo TerraTech Inc. (the "Issuer"), as set forth below.

Item 2.     Identity and Background

      Item 2 is hereby amended and restated in its entirety as follows:

      This  Amendment  is  being  filed  by  Thermo  Electron  Corporation  (the
"Reporting Person"), pursuant to Rule 13d-2, to reflect a change in the information previously reported under Items 4 and 6 of this Schedule 13D.

      The Reporting Person develops, manufactures and markets environmental, analytical and process control instruments, cogeneration and alternative-energy power plants, low-emission combustion systems, paper and waste-recycling equipment, and biomedical products. The Reporting Person also provides a range of services including environmental remediation and consulting, laboratory analysis, and metals fabrication and processing, as well as research and product development in unconventional imaging, adaptive optics, and direct energy conversion.

      The  principal  business  address  and  principal  office  address  of the
Reporting  Person,  a  Delaware  corporation,   is  81  Wyman  Street,  Waltham,
Massachusetts 02454-9046.

      Appendix A attached to this Amendment sets forth with respect to each executive officer and director of the Reporting Person his or her (a) name; (b) residence or business address; (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (d) citizenship. To the knowledge of the Reporting Person, there is no person who may be deemed to be a controlling person of the Reporting Person.

      During the last five years, neither the Reporting Person nor (to the knowledge of the Reporting Person) any executive officer or director of the Reporting Person has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

      During the last five years, neither the Reporting Person nor (to the knowledge of the Reporting Person) any executive officer or director of the Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order (i) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) finding a violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration.

      Item 3 is hereby amended and restated in its entirety as follows:

      The Reporting Person has expended approximately $623,000 in purchasing Shares of the Issuer since the date of its last filing on Schedule 13D. These funds were paid out of the Reporting Person's working capital. Any funds necessary for the proposed transactions described in Item 4 below will be paid out of the Reporting Person's working capital.

Item 4.     Purpose of Transaction

      Item 4 is hereby amended and restated in its entirety as follows:

      On May 5, 1999, the Reporting Person and the Issuer issued press releases stating that the Issuer may be merged into and become a wholly owned subsidiary of the Reporting Person. Public shareholders of the Issuer would receive shares of common stock of the Reporting Person in exchange for their shares of the common stock of the Issuer.

     In addition, the press releases discussed modifications to the Reporting Person's previously announced plan to merge ThermoRetec Corporation ("Retec") and The Randers Killam Group Inc. ("Randers"), each majority-owned, publicly traded subsidiaries of the Issuer, into the Issuer. Each of Randers and Retec may now be merged into and become wholly owned subsidiaries of the Reporting Person. Public shareholders of Randers and Retec would receive shares of common stock of the Reporting Person in exchange for their shares of the common stock of Randers and Retec, respectively. Certain conditions to the proposed transactions are set forth in Item 6.

      Except as set forth in this Item 4 and in Item 6, neither the Reporting Person nor, to the Reporting Person's knowledge, any of the executive officers or directors of the Reporting Person has any current plans or proposals which relate to or would result in any of the actions specified in clauses (a) through
(j) of Item 4 of Schedule 13D, although the Reporting Person and such other persons do not rule out the possibility of effecting or seeking to effect any such actions in the future.

Item 5.     Interest in Securities of the Issuer.

      Items 5 (a) - (c) are hereby amended and restated in their entirety as follows:

      (a) The Reporting Person beneficially owns 16,638,220 Shares, or approximately 87.2% of the outstanding Shares. To the knowledge of the Reporting Person, the executive officers and directors of the Reporting Person beneficially own an aggregate of 595,880 Shares or approximately 3.1% of the outstanding Shares. To the knowledge of the Reporting Person, the Shares beneficially owned by all executive officers and directors of the Reporting Person include 502,100 Shares that such persons have the right to acquire within 60 days through the exercise of stock options. Share ownership information for each executive officer and director of the Reporting Person is set forth below:

Name                                                Number of
                                                    Shares(1)
John M. Albertine                                     1,500
Peter O. Crisp                                        1,500
Elias P. Gyftopoulos                                  3,040
George N. Hatsopoulos                                55,471
John N. Hatsopoulos                                  60,357
Brian D. Holt                                       250,000
Frank Jungers                                         1,500
John T. Keiser                                            0
Paul F. Kelleher                                     11,197
Earl R. Lewis                                             0
Robert A. McCabe                                      3,660
Theo Melas-Kyriazi                                   53,618
Donald E. Noble                                      53,040
Hutham S. Olayan                                      1,500
Robert W. O'Leary                                         0
William A. Rainville                                 60,000
Arvin H. Smith                                       36,997
Richard F. Syron                                          0
Roger D. Wellington                                   2,500
All directors and current executive officers as     595,880
a group (19 persons)

     (1) Shares reported as beneficially owned by Dr. Albertine, Mr. Crisp, Dr. Gyftopoulos, Dr. G. Hatsopoulos, Mr. J. Hatsopoulos, Mr. Holt, Mr. Jungers, Mr. Kelleher, Mr. McCabe, Mr. Melas-Kyriazi, Mr. Noble, Ms. Olayan, Mr. Rainville, Mr. Smith, Mr. Wellington and all directors and executive officers as a group include 1,500, 1,500, 1,500, 40,000, 40,000, 250,000, 1,500, 5,000, 1,500,
53,000,  8,600, 1,500, 60,000,  35,000, 1,500 and 502,100 Shares,  respectively, that such person or members of the group have the right to acquire within 60 days.

      While certain directors and executive officers of the Reporting Person are also directors and officers of the Issuer, all such persons disclaim beneficial ownership of the Shares owned by the Reporting Person.

     (b) The Reporting Person and the executive officers and directors of the Reporting Person have the sole power to vote and dispose of the Shares each such person owns, except as follows: Shares beneficially owned by Dr. G. Hatsopoulos, Mr. J. Hatsopoulos, Mr. Kelleher, Mr. Melas-Kyriazi, Mr. Smith and all directors and current executive officers as a group include 309, 315, 303, 299, 265 and 1,491 Shares, respectively, allocated to their respective accounts maintained pursuant to the Reporting Person's employee stock ownership plan (the "ESOP"), of which the trustees, who have investment power over its assets, are executive officers of the Reporting Person. Shares beneficially owned by Mr. Noble include 21,400 Shares allocated to Mr. Noble's account maintained pursuant to the Issuer's deferred compensation plan for directors. Shares beneficially owned by Mr. J. Hatsopoulos include 12,500 Shares that Mr. J. Hatsopoulos has the right to acquire within 60 days through the exercise of stock purchase warrants acquired in connection with private placements of securities by the Issuer and one or more of the Issuer's subsidiaries on terms identical to terms granted to outside investors. Shares beneficially owned by Dr. G. Hatsopoulos include 93 Shares held by his spouse and 3 Shares allocated to his spouse's account maintained pursuant to the ESOP.

      (c) The Reporting Person has effected no transactions with respect to the Shares during the past 60 days. To the knowledge of the Reporting Person, the executive officers and directors of the Reporting Person have effected no transactions in the Shares during the past 60 days.

     Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

      The first and second paragraphs of Item 6 are hereby amended and restated in their entirety as follows:

      As set forth in Item 4 hereof, the Reporting Person has announced that the Issuer, along with Randers and Retec, may be merged into the Reporting Person. The completion of these transactions is subject to numerous conditions, including the establishment of prices and exchange ratios, confirmation of anticipated tax consequences, approval by the directors of each of the Issuer, Randers, and Retec, including the independent directors of such companies, negotiation and execution of definitive purchase and sale or merger agreements, clearance by the Securities and Exchange Commission of a registration statement and proxy materials regarding the proposed transactions, and, where appropriate, receipt of fairness opinions from investment banking firms.

     Of the 16,638,220 Shares beneficially owned by the Reporting Person, (i) 60,525 Shares are subject to options to acquire such Shares granted by the Reporting Person pursuant to its director and employee stock option plans and
(ii) 32,389 Shares are issuable upon conversion of the Issuer's convertible subordinated debentures owned by the Reporting Person. The executive officers and directors of the Reporting Person have the right, pursuant to such options, to acquire 10,500 Shares. In addition, the following executive officers and directors of the Reporting Person have the right to acquire Shares from the Issuer pursuant to the Issuer's director and employee stock option plans: Dr. George N. Hatsopoulos has the right to acquire 40,000 Shares within 60 days; Mr. John N. Hatsopoulos has the right to acquire 40,000 Shares within 60 days; Mr. Donald E. Noble has the right to acquire 9,200 Shares within 60 days; Mr. Brian
D. Holt has the right to acquire 250,000 Shares within 60 days; Mr. William A. Rainville has the right to acquire 60,000 Shares within 60 days; Mr. Arvin H. Smith has the right to acquire 35,000 Shares within 60 days; and Mr. Paul F. Kelleher has the right to acquire 5,000 Shares within 60 days. Mr. John N. Hatsopoulos has the right to acquire 12,500 Shares within 60 days through the exercise of stock purchase warrants acquired in connection with private placements of securities by the Issuer and one or more of the Issuer's subsidiaries on terms identical to terms granted to outside investors.

Signature

      After reasonable inquiry and to the best of its knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.


Date: May 10, 1999

                                        THERMO ELECTRON CORPORATION



                                        By:  /s/ Theo Melas-Kyriazi
                                             Theo Melas-Kyriazi
                                             Vice President and Chief
                                             Financial Officer

Appendix A is hereby amended and restated in its entirety as follows:

                                   APPENDIX A

      The following individuals are executive officers or directors of Thermo Electron Corporation ("Thermo Electron"). Unless otherwise noted, all such individuals are citizens of the United States. Unless otherwise noted, the business address of each executive officer and director of Thermo Electron is 81 Wyman Street, Waltham, Massachusetts 02454-9046.

John M. Albertine:                           Director, Thermo Electron

      Dr. Albertine is Chairman of the Board and Chief Executive Officer of Albertine Enterprises, Inc., an economic and public policy consulting firm. His business address is Albertine Enterprises, Inc., 1156 15th Street N.W., Suite 505, Washington, DC 20005.

Peter O. Crisp:                              Director, Thermo Electron

     Mr. Crisp was, until August 1997, a General Partner of Venrock Associates, a venture capital investment firm. He has been the vice chairman of Rockefeller Financial Services, Inc. since December 1997.

Elias P. Gyftopoulos:                        Director, Thermo Electron

     Dr. Gyftopoulos is Professor Emeritus of the Massachusetts Institute of Technology. His business address is Massachusetts Institute of Technology, Room 24-109, 77 Massachusetts Avenue, Cambridge, Massachusetts 02139.

Frank Jungers:                               Director, Thermo Electron

     Mr. Jungers is a consultant on business and energy matters. His business address is 822 NW Murray, Suite 242, Portland, Oregon 97229.

Robert A. McCabe:                            Director, Thermo Electron

     Mr.  McCabe is  Chairman  of Pilot  Capital  Corporation,  a firm  which is
engaged  in  private   investments.   His  business  address  is  Pilot  Capital
Corporation, 444 Madison Avenue, Suite 2103, New York, New York 10022.

Donald E. Noble:                             Director, Thermo Electron

     For more than 20 years, from 1959 to 1980, Mr. Noble served as the Chief Executive Officer of Rubbermaid, Incorporated, first with the title of President and then as Chairman of the Board. His business address is Rubbermaid, Incorporated, 1147 Akron Road, Wooster, Ohio 44691.

Robert W. O'Leary:                           Director, Thermo Electron

     Mr. O'Leary is the President and Chairman of Premier, Inc., a strategic healthcare alliance. His business address is Premier, Inc., 12225 El Camino Real, San Diego, California 92130.

Hutham S. Olayan:                            Director, Thermo Electron

     Ms. Olayan is the President and a director of Olayan America Corporation, a firm engaged in private investments, including real estate, and advisory services. Her business address is Suite 1100, 505 Park Avenue, New York, New York 10022. Ms. Olayan is a citizen of Saudi Arabia.

Richard F. Syron:                            Director, Thermo Electron

     Dr. Syron has served as the Chairman and Chief Executive Officer of the American Stock Exchange since 1994. In March 1999, Dr. Syron was appointed President and Chief Executive Officer of Thermo Electron, effective June 1, 1999. His business address is 86 Trinity Place, New York, New York 10006.

Roger D. Wellington:                         Director, Thermo Electron

     Mr. Wellington is the President and Chief Executive Officer of Wellington Consultants, Inc. and of Wellington Associates, Inc., international business consulting firms.

George N. Hatsopoulos:                       Director, Chairman of the Board and
                                             Chief Executive Officer, Thermo
                                             Electron
John N. Hatsopoulos:                         Director and Vice Chairman of the
                                             Board, Thermo Electron
Theo Melas-Kyriazi:                          Vice President and Chief Financial
                                             Officer, Thermo Electron
Mr. Melas-Kyriazi is a citizen of Greece.
Arvin H. Smith:                              President, Thermo Electron
Earl R. Lewis:                               Chief Operating Officer,
                                             Measurement and Detection, Thermo
                                             Electron
William A. Rainville:                        Chief Operating Officer, Recycling
                                             and Resource Recovery, Thermo
                                             Electron

Paul F. Kelleher:                            Senior Vice President, Finance &
                                             Administration and Chief Accounting
                                             Officer, Thermo Electron
Brian D. Holt:                               Chief Operating Officer, Energy and
                                             Environment, Thermo Electron
John T. Keiser:                              Chief Operating Officer, Biomedical
                                             and Emerging Technologies, Thermo
                                             Electron